Adams and Vista, LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF

February 11, 2020

Adams and Vista, LLC Index to Financial
Statement (unaudited)

Pages

Adams and Vista, LLC BALANCE SHEET AS OF
February 11, 2020(unaudited)

February 11, 2020inception

Assets:

Current Assets:

Cash $ 50,000.00

Current Assets $ -

Total Assets $ 50,000.00

Liabilities and Member's Equity:

Total Liabilities $ 0

Commitments & Contingencies (Note 3)

Member's Equity $ 0

Subscriptions Receivable $ 0

Total Members' Equity $ 0

Total Liabilities & Members' Equity $ 0

NOTE 1 – NATURE OF OPERATIONS

Adams and Vista, LLC was formed on February 11, 2020("Inception") in the State of Texas. The balance sheet of Adams and Vista, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Killeen, Texas.

The Adams and Vista, LLC, (the "Company") is a Texas limited liability company established by The Adams and Vista (the "Manager") to make investments in a real estate property that includes residential and commercial properties. The Company is seeking to raise up to $1,070,000 for the purchase and repair of real estate located in Killeen's Opportunity Zone areas. The Manager anticipates that the Company's investments will be focused on properties located in Texas communities, and will generally have valuations less than $100,000.

The Company's investments are expected to range in size from $600,000 to $1,200,000; however, investments in any single property (excluding bridge financings) will not exceed 90% of the Company's total capital. It is expected that the Company will make investments in both existing real estate as well as development of new real estate projects over its life. The Company will invest in a diversified mix of performing and distressed opportunities. Such a diversified mix has proven in the past to provide attractive and consistent results. This strategy is designed to build a relatively lower risk real estate portfolio with a high percentage of successful investments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

The current demand for real estate investments and favorable market conditions may change. We believe that an imbalance currently exists between the level of demand for investments in real estate and the supply of capacity from adequately capitalized real estate investment funds, resulting in an attractive pricing environment. Historically, real estate investment funds have experienced significant fluctuations in operating results due to competition, levels of capacity, general economic conditions and other factors. There can be no assurance that attractive pricing will be available to us or to the industry generally, nor can there be any assurance that if such pricing exists for us initially, it will continue.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate or necessary. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions to meet our financing needs. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition, results of operations and ability to make distributions to our Partners.

Our limited focus on single family real estate may adversely affect our performance. Our Real Estate Portfolio Investments will be primarily focused on Multi & single-family housing. Therefore, the Partnership's return may be substantially adversely affected by the unfavorable performance of the economy or the real estate market for residential properties generally, or in the jurisdictions in which the properties are located.

Risks Associated With Resale of Investment Properties and Provision of Seller Financing to Purchasers of Investment Properties The condition of the housing markets and the financial markets at the time the Partnership desires to resell the Investment Properties could undermine the Partnership's ability to sell the Investment Properties within the timeframes and upon the terms it deems optimal. No guarantee can be given that the Partnership will be able to sell the Investment Properties when it desires to do so, and no guarantee can be given that the Partnership will be able to sell the Investment Properties for the prices for which it desires to sell them. The Partnership might sell some Investment Properties for less than it paid for them. It is possible that, at the time the Partnership desires to sell an Investment Property it has purchased, prospective purchasers will be unable to procure debt financing from conventional lenders upon terms they accept. To facilitate sales, the Partnership might offer seller financing to prospective purchasers. If the Partnership engages in this sort of lending activity, there will not be proceeds that the Partnership can immediately distribute to the Members. The Partnership will take back a promissory note and a deed to secure debt (or other mortgage instrument which serves a similar function) from the purchaser/borrower. If and when the purchaser/borrower pays the Partnership pursuant to the promissory note, the Partnership will receive proceeds which can be distributed to the Members in accordance with the terms of the Partnership's Limited Partnership Agreement. If the Partnership engages in this sort of lending activity, the Partnership will take the risk that the purchasers/borrowers will not be able to repay the loans the Partnership makes to them. Lending to purchasers/borrowers who do not meet the credit standards of conventional mortgage lenders is riskier than lending to purchasers/borrowers who meet the credit standards of conventional lenders. If a purchaser borrower defaults on a loan made by the Partnership, the Partnership might institute foreclosure proceedings against the purchaser/borrower to regain ownership of the Investment Property at issue. Instituting foreclosure proceedings against a purchaser/borrower to regain ownership of the Investment Property would be costly. Moreover, the purchaser/borrower would have the ability to delay a foreclosure sale by the Partnership for a period ranging from several months to several years or more by filing a petition in bankruptcy. The filing of a petition in bankruptcy automatically stops or "stays" any actions to enforce the terms of a loan. The length of this delay and the costs associated with it would vary. Certain provisions of states' laws applicable to real estate loans may prevent the Company from obtaining a personal judgment against an individual borrower or guarantor. In this case, if the proceeds from a foreclosure sale were insufficient to pay the loans in full, there would be no opportunity for the Partnership to recoup its losses. If the Partnership regains ownership of an Investment Property it has sold to a purchaser/borrower via foreclosure, the Partnership might be unable to resell the Investment Property and could be required to spend money to repair damage to and/or renovate the Investment Property.

Conflicts of Interest: The CEO can, and will continue to devote, substantial time to endeavors other than the Adams and Vista LLC, which could limit the ability to devote time to the company's affairs and could have a negative impact on the company's financial results and condition. The company may become aware of business or investment opportunities which may be appropriate for presentation to other entities to which they owe fiduciary duties, and they may face conflicts of interest in determining to which entities a business or investment opportunity should be presented. The company cannot assure you that any of these conflicts will be resolved in the company's favor.

Although the property management and brokerage services agreement the company enters into will contain terms and conditions which are no more favorable to the management than those an agreement with an unaffiliated third party engaged to provide such services would contain, the fact that Management will stand to earn fees and revenues in accordance with the terms and conditions of the property management and brokerage services agreements may result in the manager and principals of the The company (or some of them) facing conflicts of interest in determining whether the terms, conditions and timing of particular transactions relating to the Investment Properties are in the Company's (and its Members') best interest. The company intends to purchase Investment Properties from principal of the company (in each case, at the price paid by the individual principal (i.e., without any mark-up), and promptly after the individual principal purchases the Investment Property). The rationale for this intended business practice is to streamline the purchase process (some owners of the properties the company is targeting as Investment Properties close more quickly on sales to individuals than on sales to entities), but the practice technically constitutes "self-dealing," so investors should be aware that it will likely occur.

Tax Consideration If for any reason the Company were treated for federal income tax purposes as an association taxable as a corporation, income, gain, loss, deductions and credits of the Company would not be passed through to the Members, and the Members would be treated as shareholders for tax purposes. In that event, the Company could be required to pay income tax at corporate tax rates on its net income (including gains, if any, realized on the sale of Investment Properties), thereby reducing the amount of cash available for distribution to Members. Tax-exempt investors (e.g., individual retirement accounts) in the Units should be aware that the Company's use of leverage to (partially) finance investments in the Investment Properties could result in all or a portion of their allocable share of the income of the Company being subject to income tax (become it could be deemed to be "unrelated business taxable income" of the tax-exempt entity). THE STATE AND FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE UNITS CAN BE COMPLICATED AND MAY VARY FROM INVESTOR TO INVESTOR. YOU SHOULD CONSULT YOUR OWN ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE UNITS.

Limited Transferability Investors in the Units will be required to enter into the Company's Limited Company Agreement, which limits the transferability of the Units and provides certain rights to the Company. Transferability of the Units is further limited because the Units have not been registered under the Securities Act of 1933 or under any state securities laws.

Long-Term Nature of Investment and Illiquidity Investors should be fully aware of the long-term nature of an investment in the Units. Although it may be possible to dispose of the Units under certain circumstances subject to the Limited Company Agreement and federal and state securities laws, no market currently exists for the Units and it is unlikely that a market will exist at any time in the future. Investors who cannot remain as Members for an indefinite period should not invest in the Company. Moreover, while the Company may make distributions of income from time to time as set forth in the Limited Company Agreement, no significant capital distributions are anticipated during the early years of the Company's operations. Accordingly, an investment in the Company is not appropriate for investors seeking current income.

We will operate in a highly competitive environment. There is a limited inventory of properties which will fit the Company's purchase parameters, and the Company will be competing for opportunities with other sources of capital, including, without limitation, individual investors, other private and some public companies, institutional pension funds, and end users seeking to purchase real estate at distressed values. Numerous organizations, such as the Texas Real Estate Investors Association (TREIA), support individual investors in the metropolitan Killeen, Texas area. In addition, books, CDs, internet courses, and seminars promote the purchase of distressed real estate by individuals and small groups. Municipalities and established real estate investment companies are also adding distressed properties to their portfolios. Federal funding is available to municipalities to aid in the purchase of distressed properties. Metropolitan Killeen, Texas area investors and/or investment pools, some which may have greater resources and experience than the Company and the Managing Member, have been formed to purchase these assets on both an individual property basis and in "bulk" formats. The Company's competitors may prevent it from acquiring desirable properties or increase the price we must pay for real estate. The Company's competitors may have greater resources than we do and may be willing to pay more than we are willing to pay. Some competitors may enjoy significant competitive advantages that result from, among other things, enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for such properties. If the Company pays higher prices for properties, its profitability may decrease, and it may experience a lower return on its investments. Increased competition for properties may also preclude the Company from acquiring those properties that would generate the most attractive returns.

Suitable Real Estate Portfolio Investments may be difficult to locate. The identification of attractive real estate investment opportunities is difficult and involves a high degree of uncertainty. There can be no assurance that the Investment Manager will be able to identify and complete investments that meet the Company's investment objectives or that the Investment Manager will be able fully to invest the Company's available committed capital. Furthermore, the company may encounter competition in connection with its selection of investments from other providers of capital, some of which may have greater financial and other resources and more extensive experience than the Investment Manager. There can be no assurance that there will be enough suitable investments available for the Company or that the investments made by the Company will generate the targeted rate of return on invested capital.

We may not be able to diversify Real Estate Portfolio Investments. The Company may participate in a limited number of investments and the Company investments may not be widely diversified. Therefore, the aggregate return of the Company may be substantially adversely affected by the unfavorable performance of even a single investment. The ability of the Company to diversify the risks of making investments will depend upon a variety of factors, including the size, characteristics, type and class of the real property being developed or repositioned, and the number and quality of developers and operators in need of such financing. The Company may not be able to make investments that would provide a desired level of diversification.

The concentration on the Multi & single-family real estate sector can result in disproportionate risks. The Company intends to concentrate its investments in Multi & single-family residential. This focus may constrain the liquidity and the number of Real Estate Portfolio Investments available for investment by the Company. In addition, the investments of such Company will be disproportionately exposed to the risks associated with the industry sectors of concentration.

Our investments are geographically concentrated.

The Company may concentrate its investments in specific geographic regions. This focus may constrain the liquidity and the number of Real Estate Portfolio Investments available for investment by the Company. In addition, the investments of the Company will be disproportionately exposed to the risks associated with the region of concentration.

The Company's Investment Properties May Contain or Develop Harmful Mold, Which Could lead to Liability for Adverse Health Effects and Costs of Remediating the Problem. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of the Company's Investment Properties could require it to undertake a costly remediation program to contain or remove the mold from the affected Investment Property. In addition, the presence of significant mold could expose the Company to liability to its tenants and others if property damage or health concerns arise.

The Company's Properties May Contain Asbestos, Which Could Lead to Liability for Adverse Health Effects and Costs of Remediating Asbestos. Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials (or "ACMs") when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs. There may be ACMs at certain of the Investment Properties the Company acquires.

Failure of the Company's Tenants to Pay Rent Could Seriously Harm Its Operating Results and Financial Condition. The Company will rely on rental payments from tenants of its Investment Properties as a source of cash. At any time, any of the Company's tenants may experience an event that weakens its financial condition. As a result, a tenant may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy, insolvency, or failure to make rental payments when due could result in losses to the Company. Although failure on the part of a tenant to comply with the terms of a lease may give us the right to terminate the lease, repossess the applicable Investment Property and enforce the payment obligations under the lease, the Company cannot assure you that it would be able to find another tenant without incurring substantial costs, or at all, or that, if another tenant were found, it would be able to enter into a new lease on favorable terms. Defaults by tenants at a large proportion of the Company's Investment Properties could have a material adverse effect on the Company's operating results and financial condition.

The Bankruptcy or Insolvency of the Company's Tenants Could Seriously Harm Its Operating Results and Financial Condition. Any bankruptcy filings by or relating to one of our tenants could bar the Company from collecting pre-bankruptcy debts from that tenant. A tenant bankruptcy could delay the Company's efforts to collect past due balances under the relevant lease and could ultimately preclude full collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to the Company in full. However, if a lease is rejected by a tenant in bankruptcy, the Company would have only a general unsecured claim for damages. Any unsecured claim the Company holds against a bankrupt tenant may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. The Company may recover substantially less than the full value of any unsecured claims, which would harm the Company's operating results and financial condition.

Increases in the Company's Property Taxes Could Adversely Affect the Company's Cash Flow and Financial Condition Each of the Company's Investment Properties will be subject to property taxes. These taxes on the Company's Investment Properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. The states and localities in which the Company's Investment Properties will be located may increase their property tax rates (or increase in the assessments of real estate) to cover revenue shortfalls. If property taxes increase, it may adversely affect the Company's cash flow and financial condition.

Uninsured and Underinsured Losses May Adversely Affect Operations. The Company intends to carry commercial general liability and property damage insurance with respect to its Investment Properties. The Company plans to obtain coverage that has policy specifications and insured limits that the company believes are customarily carried for similar properties. However, certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, and acts of terrorism, may be either uninsurable or not economically insurable. Should an Investment Property sustain damage, the Company may incur losses due to insurance deductibles and co-payments on insured losses, or to uninsured losses. In the event of a substantial loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the Investment Property. In the event of an uninsured loss, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more Investment Properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace an Investment Property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds the Company receives might not be adequate to restore our economic position with respect to such Investment Property. In the event of a significant loss at one or more of the Investment Properties covered by a blanket policy, the remaining insurance under the Company's policy, if any, could be insufficient to adequately insure the Company's remaining Investment Properties. In this event, securing additional insurance, if possible, could be significantly more expensive than the Company's current policy. Insofar as Investment Properties the Company purchases from principals of the Managing Member are concerned, the Company will require that the principal purchase an owner's title insurance policy when he purchases the Investment Property, but the Company does not intend to purchase an owner's title insurance policy when it purchases the Investment Property from the principal. In the event of a loss with respect to an Investment Property relating to a title defect, the Company would have to sue the principal of the company of the Company to make good on any warranties made by him in the deed by way of which he conveyed the Investment Property to the company.

If the Company is Unable to Promptly Relit or Renew Leases as They Expire, Its Cash Flow and Ability to Service Its Indebtedness, If Any, May Be Adversely Affected. The Company is subject to the risks that upon expiration of leases for its Investment Properties: (a) such leases may not be renewed, (b) such Investment Properties may not be relit, or (c) the terms of renewal or reletting, taking into account the cost of required renovations, may be less favorable than the current lease terms. If the Company is unable to promptly relit, or renew the leases for, a substantial portion of the Investment Properties, or if the rental rates upon such renewal or reletting are significantly lower than expected rental rates, or if the Company's reserves for these purposes prove inadequate, the Company's cash flow and ability to service our indebtedness, if any, may be adversely affected.

The Company may experience Increases in Its Expenses, Including Debt Service, as Well as Decreased Occupancy Rates as a Result of Inflation. The Company may experience increases in its expenses, including debt service, as a result of inflation and increases in interest rates. Market conditions may prevent the Company from escalating rents to offset the increased expenses.

Any debt financing, we obtain to finance a Real Estate Portfolio Investment presents risks to the Company. The Company may employ leverage in connection with its operations and investments. The use of leverage involves a high degree of financial risk and may increase the exposure of the Company or its investments to factors such as rising interest rates, downturns in the economy or deterioration in the condition of the properties underlying such investments. Principal and interest payments on any indebtedness of the Company would have to be made when they become due and payable regardless of whether sufficient cash is available. If sufficient cash flow is not available, the obligation to pay principal and interest on the Company's debt, if any, could result in a capital call to the Limited Partners (to the extent unfunded Capital Commitments are available or capital distributions have been made and may be recalled) to pay required debt service. If such capital is not available, the Company's default in paying such principal and interest could result in foreclosure of any security instrument securing the debt and the complete loss of the Company's capital invested in the particular investment.

Any changes in interest rates could affect the amounts available for distributions. Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our Partners.

We may require additional capital in the future. Future capital requirements depend on many factors, including our ability to successfully develop and manage our Real Estate Portfolio Investments. To the extent that the funds generated by this offering and our investments are insufficient to fund future operating requirements and development expenses, it may be necessary to raise additional funds through financings or, in the alternative, curtail our growth and reduce our assets. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our Limited Partners could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Interests offered herein. In the case of debt financings, the obligations related to such debt may restrict our operations and the operations of a Real Estate Portfolio Investment, encumber our assets and jeopardize our ability of obtain other financings. If adequate capital cannot be obtained, our business, operating results and financial condition could be adversely affected.

Co-investors present substantial risks to the fund. The Company may co-invest with third parties through consortiums of private equity investors, joint ventures or other similar arrangements. Such investments may involve risks in connection with such third-party involvement, including the possibility that a third-party co-venture may have financial, legal or regulatory difficulties, resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company or may be in a position to take (or block) action in a manner contrary to the Company's investment objectives. In those circumstances where such third parties involve a management group, such third parties may receive compensation arrangements relating to such investments, including incentive compensation arrangements.

Our investment strategies may evolve over the term of the fund. We have not yet identified any specific investments for our portfolio and, thus, the Investor will be unable to evaluate the allocation of the net proceeds of this Offering and the concurrent private placement or the economic merits of our investments before making an investment decision with respect to the Company. While The company intends generally to apply the investment strategy and investment process described herein to the Company's portfolio investments, the company may pursue a wide variety of investment strategies and may modify or depart from the investment strategy and investment process described herein if it identifies investment opportunities that it believes are sufficiently attractive on a risk/reward basis.

Investments might extend longer than the term of the fund. The Company may acquire Real Estate

Portfolio Investments, which may not be advantageously disposed of prior to the date the Company will be dissolved, either by expiration of the Company's term or otherwise. The Company may have to sell, distribute or otherwise dispose of Real Estate Portfolio Investments at a disadvantageous time as a result of dissolution. In addition, although upon the dissolution of the Company, the company (or the relevant liquidator) will be required to use its reasonable best efforts to reduce to cash and cash equivalents such assets of the Company as the company or such liquidator shall deem advisable to sell, subject to obtaining fair value for such assets and any tax or other legal considerations, there can be no assurances with respect to the time frame in which the winding up and the final distribution of proceeds to the Limited Partners will occur. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition The Company will recognize revenues from rent and sales of single family residences transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes the Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements the FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY LLC Units

The Company will have one class of equity for all members

5 – SUBSEQUENT EVENTS

There have been no events or transactions since the date of inception that would have a material effect on the balance sheet.

Regiis Jones

Vitor B Vinayant

03 / 10 / 2020

03 / 10 / 2020

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